FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March, 2019

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 18, 2019, announcing that Gilat declares a $25 million cash dividend and files 2018 annual report.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 18, 2019	By: /s/ Yael Shofar
Yael Shofar General Counsel

Gilat Declares a $25 Million Cash Dividend

Gilat files 2018 Annual Report

Petah Tikva, Israel, March 18, 2019 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that, in line with its announcement on February 12, 2019, the Board of Directors has declared a cash dividend to shareholders in the amount of $0.45 per share (approximately $25 million in the aggregate). The dividend will be paid in US$ on April 11, 2019 to shareholders of record on March 28, 2019.

In accordance with Israeli tax law, the Company will withhold 25% of the gross amount of the dividend that is paid out to shareholders. Together with that, the dividend payment may be subject to certain applicable exemptions (including the exemption for distribution of dividends to Israeli corporations which are exempt from Israeli withholding tax) and tax reliefs. Also, a shareholder who is a resident of a country with which Israel has a tax treaty may be subject to a different withholding tax rate with respect to the dividend. For that purpose, the Company has appointed IBI Trust Management as a paying agent, which will act in accordance with the Israeli Tax Ordinance. A shareholder who holds his or her shares other than through an Israeli financial institution and who is subject to a lower tax rate as a resident of a country with which Israel has a treaty for the avoidance of double taxation may contact the paying agent to inquire about his or her eligibility to a lower tax rate. Such shareholder may submit to the paying agent the documentation as will be specified in the instructions letter which, following receipt of tax ruling from the Israeli tax authority, will be posted on the Company’s website under the “Investors Relations” tab. Subject to complying with the applicable requirements and submitting all the required documents, the paying agent will transfer the tax amount difference to the shareholder’s bank account in the manner specified in the instructions letter. The paying agent contact details are IBI-CM@IBI.co.il, telephone: +972-50-620-9410, 9 He'had Ha'am St., Tel-Aviv, Israel.

Gilat also announced that it has filed today its Annual Report on Form 20-F containing audited consolidated financial statements for the year ended December 31, 2018 with the U.S. Securities and Exchange Commission.

The annual report will be available on the Gilat website (www.gilat.com). Shareholders may receive a hard copy of the annual report free of charge upon request.

About Gilat
 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks
Ofer Perlman  OferP@gilat.com
+972-925-2200

Comm-Partners LLC
June Filingeri, President
+1 203-972-0186